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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
            (Third Amendment to Amended and Restated Schedule 13D)*



                             ELCO INDUSTRIES, INC.
________________________________________________________________________________
                                (Name of Issuer)


                           COMMON STOCK, $5 PAR VALUE
________________________________________________________________________________
                         (Title of Class of Securities)


                                  284420-10-6
        _______________________________________________________________
                                 (CUSIP Number)

                              Thomas A. Cole, Esq.
                                Sidley & Austin
                            One First National Plaza
                            Chicago, Illinois  60603
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 19, 1995
         ______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                                 SEC 1746(12-91)

                                 SCHEDULE 13D
-------------------------                                ---------------------
  CUSIP NO. 284420-10-6                                    PAGE 2 OF 8 PAGES
-------------------------                                ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Okabe Company Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [_]
 2                                                                    (b) [_]
       Joint Filing
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
       WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       Japan
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF             -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                           -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING              -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       -0-
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
       CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-------------------------                                ---------------------
  CUSIP NO. 284420-10-6                                    PAGE 3 OF 8 PAGES
-------------------------                                ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Okabe Co. Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [_]
 2                                                                    (b) [_]
       Joint Filing
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
       AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       Illinois
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF             -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                           -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING              -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       -0-
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
       CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-------------------------                                ---------------------
  CUSIP NO. 284420-10-6                                    PAGE 4 OF 8 PAGES
-------------------------                                ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Akira Okabe
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [_]
 2                                                                    (b) [_]
       Joint Filing
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
       AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       Japan
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF             -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                           -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING              -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       -0-
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
       IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-------------------------                                ---------------------
  CUSIP NO. 284420-10-6                                    PAGE 5 OF 8 PAGES
-------------------------                                ---------------------

  This Third Amendment amends and supplements the Amended and Restated Statement on Schedule 13D filed by Okabe Company Limited ("Okabe"), Okabe Co., Inc. and Akira Okabe with the Securities and Exchange Commission (the "Commission") on February 25, 1994 relating to the shares of common stock, $5 par value ("Elco Common Stock"), of Elco Industries, Inc., a Delaware corporation (the "Issuer"), as amended by the First Amendment thereto filed with the Commission on June 16, 1995 and the Second Amendment thereto filed with the Commission on September 20, 1995. Capitalized terms used herein without definition have the same meanings as those ascribed to them in such Amended and Restated Statement on Schedule 13D.

  Only those items reported herein are amended.

Information with respect to Okabe Company Limited:

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

  The following paragraph is added to Item 5:

  On October 19, 1995, Okabe received the proceeds from the sale of its 853,000 shares of Elco Common Stock, at a price of $36 per share, to a wholly owned subsidiary of Textron Inc. ("Textron") in connection with the cash tender offer commenced by Textron on September 19, 1995 pursuant the Agreement and Plan of Merger dated as of September 12, 1995 among the Issuer, Textron and such subsidiary. As a result of such sale, as of October 19, 1995, Okabe no longer beneficially owns any shares of Elco Common Stock.

                                 SCHEDULE 13D
-------------------------                                ---------------------
  CUSIP NO. 284420-10-6                                    PAGE 6 OF 8 PAGES
-------------------------                                ---------------------

                                   SIGNATURE
                                   ---------


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement by Okabe Company Limited is true, complete and correct.

Date:  October 23, 1995



                                           OKABE COMPANY LIMITED


                                           By:   /s/ Shunji Kaburaki
                                              -------------------------
                                              Name:  Shunji Kaburaki
                                              Title: Representative
                                                       Director

                                 SCHEDULE 13D
-------------------------                                ---------------------
  CUSIP NO. 284420-10-6                                    PAGE 7 OF 8 PAGES
-------------------------                                ---------------------

                    Information with respect to Akira Okabe:

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

  The following paragraph is added to Item 5:

  As a result of the transaction described above under Item 5 in respect of information regarding Okabe Company Limited, as of October 19, 1995, Akira Okabe no longer might be deemed beneficially to own any shares of Elco Common Stock.

                                 SCHEDULE 13D
-------------------------                                ---------------------
  CUSIP NO. 284420-10-6                                    PAGE 8 OF 8 PAGES
-------------------------                                ---------------------

                                   SIGNATURE
                                   ---------


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement by Akira Okabe is true, complete and correct.

Date:  October 23, 1995



                                         AKIRA OKABE, an individual


                                                /s/ Akira Okabe
                                         ------------------------------